Exhibit 99.5

Curaleaf Reports Record Third Quarter 2020 Financial

and Operational Results

Record Third Quarter Pro Forma Revenue(1)(2)of $215.3 Million

Record Third Quarter Managed Revenue(1)of $193.2 Million, up 164% and in Line with Company Guidance

Record Year-to-Date Managed Revenue(1) of $419.6 Million

Record Third Quarter Adjusted EBITDA(1) of $42.3 Million as Operations Across 23 States Continue to Scale

WAKEFIELD, Mass., November 17, 2020 – Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) (“Curaleaf” or the “Company”), a leading U.S. provider of consumer products in cannabis, today reported its financial and operating results for the third quarter ended September 30, 2020. All financial information is provided in U.S. dollars unless otherwise indicated.

Q3 2020 Financial Highlights (Unaudited)

($ thousands, except per share amounts)	Q3 2020	Q2 2020	% qoq Change	Q3 2019	% yoy Change
Managed Revenue(1)	$193,220	$121,402	59%	$73,192	164%
Total Revenue	$182,408	$117,480	55%	$61,820	195%
Gross profit before impact of biological assets	$91,775	$60,636	51%	$34,741	164%
Gross profit on cannabis sales(1)	$89,669	$42,735	110%	$23,602	280%
Gross margin on cannabis sales(1)	50%	43%		47%
Adjusted EBITDA(1)	$42,295	$27,994	51%	$10,439	305%
Net income (loss) attributable to Curaleaf Holdings Inc.	$(9,343)	$(2,029)		$(6,835)
Net income (loss) per share – basic and diluted	$(0.01)	$(0.00)		(0.01)

(1)   See "Non-IFRS Financial and Performance Measures" below for more information regarding Curaleaf's use of Non-IFRS financial measures and other reconciliations.

(2)   Pro Forma Revenue includes the revenue from GR Companies, Inc. ("Grassroots") as if it occurred on July 1, 2020.

Third Quarter Highlights

•	Record managed revenue of $193.2 million, which grew 164% year-over-year and 59% sequentially

•	Record total revenue of $182.4 million, which grew 195% year-over-year and 55% sequentially

•	Record Adjusted EBITDA of $42.3 million, which grew more than four times 2019 levels and 51% sequentially

•	Closed acquisition of Grassroots creating the world’s largest cannabis Company, as measured by revenue

•	Completed acquisition of Curaleaf NJ, Inc. and Maine Organic Therapy assets that were previously managed

•	Closed private placement of approximately $24.5 million in net proceeds

•	Raised approximately $41.0 million in net proceeds related to sale-leaseback transactions

Post Third Quarter Highlights

•	Select launched into 3 new states, including Ohio, Illinois, Pennsylvania, now available in 16 states

•	Opened 2 new dispensaries in Florida with 33 now open in state

•	Completed Acquisition of Alternative Therapies Group in Massachusetts the last managed entity to be consolidated

•	Voters in two key Curaleaf states approved cannabis for adult-use: New Jersey and Arizona

•	Announced the divestiture of $31.5 million of assets in Maryland, supporting the optimization of Curaleaf’s vertically integrated presence in the state

Joseph Lusardi, Chief Executive Officer of Curaleaf stated, “Curaleaf’s record third quarter results were complemented by the successful completion of our acquisition of Grassroots, which expanded our presence into 6 new states, including high-growth markets such as Illinois and Pennsylvania. As we head into 2021, Curaleaf remains incredibly well-positioned following the transformative legalization of adult-use cannabis in Arizona and New Jersey, and consequently the potential of future adult-use in New York, Pennsylvania and Connecticut. Each of these markets present an enormous opportunity for us, as the only MSO with a leading presence in every one of these states. Looking forward, we expect our growth will be driven by organic initiatives, increased capacity and dispensaries in key states and the roll out of adult use in Arizona and New Jersey.”

Mike Carlotti, Chief Financial Officer of Curaleaf, added, “Curaleaf, once again, delivered record quarterly results highlighted by record managed revenues, total revenues, and a 51% sequential improvement in Adjusted EBITDA. We anticipate a continued rise in managed revenue and adjusted EBITDA leading to strong sequential growth in the fourth quarter and into 2021. Finally, as of October 8th, we consolidated our final managed entity, Alternative Therapies Group in Massachusetts, and accordingly will report only IFRS total revenue beginning in the first quarter of 2021, thus greatly simplifying our future financial reporting.”

Financial Results for the Third Quarter Ended September 30, 2020

Managed Revenue for the third quarter of 2020 was a record $193.2 million, an increase of 164.0% compared to $73.2 million in the third quarter of 2019. Managed Revenue for the third quarter increased 59.2% sequentially.

Total Revenue for the third quarter of 2020 was a record $182.4 million, an increase of 195.1% compared to $61.8 million in the third quarter of 2019. Total Revenue for the third quarter of 2020 increased 55.3% sequentially.

Retail revenue increased by 206.5% to $135.3 million during third the quarter of 2020, compared to $44.2 million in the third quarter of 2019. The increase in retail revenue was primarily due to organic growth and new store openings in in Florida, Massachusetts, Arizona and New York, coupled with the impact of Grassroots, Curaleaf NJ, Arrow, and Maine Organic Therapy acquisitions in 2020, the 2019 acquisitions of two dispensaries in Arizona in the third quarter of 2019 and acquisition of Acres in Nevada in late 2019.

Wholesale revenue increased nearly seven-fold to $45.0 million during the third quarter of 2020, compared to $6.5 million in the third quarter of 2019. Growth in wholesale revenue was due primarily to the addition of Select, Grassroots, New Jersey, Blue Kudu and an increase in California, Maryland and New York as a result of increased cultivation and harvest.

Management fee income decreased by 81.1% to $2.1 million during the third quarter of 2020, compared to $11.1 million in the third quarter of 2019. The decrease in the management fee income was primarily due to the acquisition of Curaleaf NJ, the managed not-for-profit in New Jersey in July 2020, offset by the management fees generated from ATG.

Gross profit before impact of biological assets for the third quarter of 2020 was $91.8 million, compared to $34.7 million for the third quarter of 2019. The increase was primarily due to the continued improvement in the operating capacity and efficiency of the Company’s cultivation and processing facilities.

Gross profit on cannabis sales was $89.7 million for the third quarter of 2020, resulting in a 50% margin, compared to $23.6 million in the third quarter of 2019. The increase was primarily due to the continued improvement in the operating capacity and efficiency of the Company’s cultivation and processing facilities.

Adjusted EBITDA was a record $42.3 million for the third quarter of 2020, compared to $10.4 million for the third quarter of 2019.

Net loss, attributable to Curaleaf Holdings, Inc., for the third quarter of 2020 was $9.3 million, compared to a net loss of $6.8 million in the third quarter of 2019. The decrease was primarily driven by a $16.3 million increase in depreciation and amortization and a $0.8 million increase in share-based compensation, both of which are non-cash, a $13.5 million increase in income tax expense, a $13.3 million increase in net interest expense and $10.1 million increase in one-time expenses. These were partially offset by a $10.2 million increase in the fair value of biological assets and a $10.3 million increase in other income.

Balance Sheet and Liquidity

As of September 30, 2020, the Company had $84.6 million of cash on hand, $280.0 million of outstanding debt net of unamortized debt discounts and the weighted average fully diluted shares outstanding during the quarter were 625.2 million.

Conference Call and Webcast Information

Curaleaf will host a conference call and audio webcast today at 4:30 pm ET to answer questions about the Company's operational and financial highlights. The dial-in numbers for the conference call are +1-888-317-6003 (U.S.), +1-866-284-3684 (Canada) or +1-412-317-6061 (Int’l) Passcode: 1304323. Please dial-in 10 to 15 minutes prior to the start time of the conference call and an operator will register your name and organization.

The conference call will also be available via webcast, which can be accessed through the Investor Relations section of Curaleaf's website, https://ir.curaleaf.com/events.

For interested individuals unable to join the conference call, a dial-in replay of the call will be available until November 24, 2020 at 11:59 pm ET and can be accessed by dialing +1-877-344-7529 (U.S.), +1-855-669-9658 (Canada) or +1-412-317-0088 (International) and entering replay pin number: 10148901. The online archive of the webcast will be available on https://ir.curaleaf.com/events for 90 days following the call.

Non-IFRS Financial and Performance Measures

In this press release Curaleaf refers to certain non-IFRS financial measures such as “Pro Forma Revenue”, “Managed Revenue”, “Gross Profit on Cannabis Sales” and “Adjusted EBITDA”. These measures do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other issuers. Curaleaf defines “Managed Revenue” as total revenue plus revenue from entities for which the Company has a management contract but does not consolidate the financial results based on IFRS 10 – Consolidated Financial Statements. Curaleaf defines “Pro Forma Revenue” as “Managed Revenue” plus revenue from operations of pending and closed acquisitions as if such acquisitions occurred on July 1, 2020. The Company defines “Gross Profit on Cannabis Sales” as retail and wholesale revenues less cost of goods sold. “Adjusted EBITDA” is defined by Curaleaf as earnings before interest, taxes, depreciation and amortization less share-based compensation expense and one-time charges related to business development, acquisition, financing and reorganization costs. Curaleaf considers these measures to be an important indicator of the financial strength and performance of our business. We believe the adjusted results presented provide relevant and useful information for investors because they clarify our actual operating performance, make it easier to compare our results with those of other companies and allow investors to review performance in the same way as our management. Since these measures are not calculated in accordance with IFRS, they should not be considered in isolation of, or as a substitute for, our reported results as indicators of our performance, and they may not be comparable to similarly named measures from other companies. The following tables provide a reconciliation of each of the non-IFRS measures to its closest IFRS measure.

Managed Revenue

($ thousands)

	Q3 2020	Q2 2020	Q3 2019
Retail revenue	$135,344	$66,275	$44,152
Wholesale revenue	44,958	33,304	6,529
Management fee income	2,106	17,901	11,139
Total Revenue	182,408	117,480	61,820
Revenue from managed entities, net of MSA fees	10,812	3,922	11,372
Managed revenue	$193,220	$121,402	$73,192

Gross Profit on Cannabis Sales

($ thousands)

	Q3 2020	Q2 2020	Q3 2019
Retail and wholesale revenues	$180,302	$99,579	$50,681
Cost of goods sold	90,633	56,844	27,079
Gross profit on cannabis sales	$89,669	$42,735	$23,602

Adjusted EBITDA

($ thousands)

	Q3 2020	Q2 2020	Q3 2019
Net income (loss)	$(8,931)	$(1,836)	$(7,434)
Interest expense, net	17,431	9,916	4,178
Income tax recovery (expense)	18,745	13,534	5,279
Depreciation and amortization	26,657	17,869	10,361
Share-based compensation	5,430	4,833	4,673
Other (income) expense	(10,874)	77	(580)
Change in fair value of biological assets	(24,008)	(20,591)	(13,810)
One time charges	17,845	4,192	7,772
Adjusted EBITDA	$42,295	$27,994	$10,439

(1)	Depreciation and amortization expense in Q3 2020, Q2 2020 and Q3 2019 include amounts charged to cost of goods sold on the statement of profits and losses. Prior period Q3 2019 has been adjusted to reflect the current period calculation of Adjusted EBITDA.

About Curaleaf Holdings

Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading U.S. provider of consumer products in cannabis, with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a vertically integrated, high-growth cannabis operator known for quality, expertise and reliability, the company and its brands, including Curaleaf and Select provide industry-leading service, product selection and accessibility across the medical and adult-use markets. Curaleaf currently operates in 23 states with 96 dispensaries, 23 cultivation sites and over 30 processing sites, and employs over 3,000 team members across the United States. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information please visit www.curaleaf.com.

Condensed Interim Consolidated Statements of Financial Position (Unaudited)

($ thousands)

	September 30,	December 31,
	2020	2019
Assets
Current assets:
Cash	$84,586	$42,310
Accounts receivable	22,961	18,335
Inventory, net	182,877	63,210
Biological assets	37,609	19,197
Assets held for sale	33,530	—
Prepaid expenses and other current assets	15,307	6,479
Total current assets	376,870	149,531
Deferred tax asset	2,687	2,628
Notes receivable	—	57,166
Property, plant and equipment, net	200,339	129,812
Right-of-use assets	275,889	82,794
Intangible assets, net	806,749	185,635
Goodwill	439,320	69,326
Investments	62,807	51,209
Prepayment of acquisition consideration	160,226	—
Other assets	34,343	8,825
Total assets	$2,359,230	$736,926

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$30,795	$12,742
Accrued expenses	44,805	18,016
Income tax payable	35,486	15,114
Current portion of lease liability	39,787	11,835
Current portion of notes payable	6,290	17,000
Current contingent consideration liability	9,700	—
Liabilities held for sale	3,483	—
Other current liabilities	6,805	31,549
Total current liabilities	177,151	106,256
Deferred tax liability	219,357	22,642
Notes payable	273,695	87,953
Lease Liabilities	259,219	81,319
Non-controlling interest redemption liability	2,694	2,694
Contingent consideration liability	41,228	32,616
Other long term liability	246	—
Total liabilities	973,590	333,480
Shareholders’ equity:
Share capital	1,728,874	693,699
Treasury shares	(5,208)	(5,208)
Reserves	(177,890)	(146,819)
Accumulated deficit	(159,370)	(132,910)
Total Curaleaf Holdings, Inc. shareholders' equity	1,386,406	408,762
Redeemable non-controlling interest	(2,694)	(2,694)
Non-controlling interest	1,928	(2,622)
Total shareholders’ equity	1,385,640	403,446
Total liabilities and shareholders’ equity	$2,359,230	$736,926

Condensed Interim Consolidated Statements of Profits and Losses (Unaudited)

($ thousands, except for share and per share amounts)

	Three Months Ended		Nine Months Ended
	September, 30		September, 30
	2020	2019	2020	2019
Revenues:
Retail and wholesale revenues	$180,302	$50,681	$356,937	$116,176
Management fee income	2,106	11,139	39,448	29,386
Total revenues	182,408	61,820	396,385	145,562
Cost of goods sold	90,633	27,079	191,490	66,692
Gross profit before impact of biological assets	91,775	34,741	204,895	78,870
Realized fair value amounts included in inventory sold	(48,706)	(15,004)	(92,322)	(40,836)
Unrealized fair value gain on growth of biological assets	72,714	28,814	152,478	58,285
Gross profit	115,783	48,551	265,051	96,319
Operating expenses:
Selling, general and administrative	72,664	33,497	158,986	84,795
Share-based compensation	5,430	4,673	14,764	10,944
Depreciation and amortization	21,318	8,938	48,243	21,029
Total operating expenses	99,412	47,108	221,993	116,768
Income (Loss) from operations	16,371	1,443	43,058	(20,449)
Other income (expense):
Interest income	40	2,568	6,459	7,488
Interest expense	(12,357)	(4,852)	(34,208)	(12,999)
Interest expense related to lease liabilities	(5,114)	(1,894)	(9,404)	(4,209)
Gain on investment	10,606	—	10,606	—
Other income (expense)	268	580	2,799	(494)
Total other income (expense), net	(6,557)	(3,598)	(23,748)	(10,214)
Income (Loss) before provision for income taxes	9,814	(2,155)	19,310	(30,663)
Income tax benefit (expense)	(18,745)	(5,279)	(45,528)	(12,033)
Net loss and comprehensive loss	(8,931)	(7,434)	(26,218)	(42,696)
Less: Net income (loss) attributable to non-controlling interest	412	(599)	242	(1,112)
Net loss attributable to Curaleaf Holdings, Inc.	$(9,343)	$(6,835)	$(26,460)	$(41,584)
Loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	$(0.01)	$(0.01)	$(0.05)	$(0.09)
Weighted average common shares outstanding – basic and diluted	625,228,556	464,073,130	555,629,066	461,045,835

Investor Contact:

Curaleaf Holdings, Inc.

Daniel Foley, VP, Corporate Finance & Investor Relations

IR@curaleaf.com

Media Contact:

Curaleaf Holdings, Inc. Tracy Brady, VP of Corporate Communications

media@curaleaf.com

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws (“forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on management’s current beliefs, expectations or assumptions regarding the future of the business, plans and strategies, operational results and other future conditions of the Company. In addition, the Company may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Company that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “assumptions”, “assumes”, “guidance”, “outlook”, “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words and includes, among others, information regarding: its outlook for and expected operating margins, capital allocation, free flow cash and other financial results; growth of its operations via expansion, for the effects of any transactions; expectations for the potential benefits of any transactions; statements relating to the business and future activities of, and developments related to, the Company after the date of this press release, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s business, operations and plans; expectations that planned acquisitions will be completed; expectations regarding cultivation and manufacturing capacity; expectations regarding receipt of regulatory approvals; expectations that licenses applied for will be obtained; potential future legalization of adult-use and/or medical cannabis under U.S. federal law; expectations of market size and growth in the U.S. and the states in which the Company operates; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; and other events or conditions that may occur in the future. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as at the date they are made and are based on information currently available and on the then current expectations. Holders of securities of the Company are cautioned that forward-looking statements are not based on historical facts but instead are based on reasonable assumptions and estimates of management of the Company at the time they were provided or made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to: the available funds of the Company and the anticipated use of such funds; the availability of financing opportunities; legal and regulatory risks inherent in the cannabis industry; risks associated with economic conditions, dependence on management and currency risk; risks relating to U.S. regulatory landscape and enforcement related to cannabis, including political risks; risks relating to anti-money laundering laws and regulation; other governmental and environmental regulation; public opinion and perception of the cannabis industry; risks related to contracts with third-party service providers; risks related to the enforceability of contracts; reliance on the expertise and judgment of senior management of the Company, and ability to retain such senior management; risks related to proprietary intellectual property and potential infringement by third-parties; the concentrated voting control of the Company’s Chairman and the unpredictability caused by the capital structure; risks relating to the management of growth; increasing competition in the industry; risks inherent in an agricultural business; risks relating to energy costs; risks associated to cannabis products manufactured for human consumption including potential product recalls; reliance on key inputs, suppliers and skilled labor; cybersecurity risks; ability and constraints on marketing products; fraudulent activity by employees, contractors and consultants; tax and insurance related risks; risks related to the economy generally; risk of litigation; conflicts of interest; risks relating to certain remedies being limited and the difficulty of enforcement of judgments and effect service outside of Canada; risks related to future acquisitions or dispositions; sales by existing shareholders; limited research and data relating to cannabis; as well as those risk factors discussed under “Risk Factors” in the Company’s Annual Management, Discussion and Analysis dated March 26, 2020, and in the Company’s Annual Information Form dated September 25, 2020, and as described from time to time in documents filed by the Company with Canadian securities regulatory authorities. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. In particular, but without limiting the foregoing, disclosure in this press release as well as statements regarding the Company’s objectives, plans and goals, including future operating results and economic performance may make reference to or involve forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. You should not place undue reliance on forward-looking statements contained in this press release. Such forward-looking statements are made as of the date of this press release. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

This news release contains future-oriented financial information and financial outlook information (collectively, “FOFI”) about the Company’s prospective results of operations, production and production efficiency, commercialization, revenue and cash on hand, all of which are subject to the same assumptions, risk factors, limitations, and qualifications as set second in the above paragraph. FOFI contained in this document was approved by management as of the date of this document and was provided for the purpose of providing further information about the Company’s future business operations. The Company disclaims any intention or obligation to update or revise any FOFI contained in this document, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. Readers are cautioned that the FOFI contained in this document should not be used for purposes other than for which it is disclosed herein.

The financial information reported in this news release is based on unaudited management prepared financial statements for the quarter ended September 30, 2020. Accordingly, such financial information may be subject to change. Financial statements for the period will be released and filed under the Company’s profiles on SEDAR at www.sedar.com no later than November 19, 2020. All financial information contained in this news release is qualified in its entirety with reference to such unaudited financial statements. While the Company does not expect there to be any material changes, to the extent that the financial information contained in this news release is inconsistent with the information contained in the Company’s unaudited financial statements, the financial information contained in this news release shall be deemed to be modified or superseded by the Company’s unaudited financial statements. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation for purposes of applicable securities laws.

Neither the Canadian Securities Exchange nor its Regulation Service Provider has reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.